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                                                                      EXHIBIT 6

                                [LOGO OF IFF]

                                                                October 6, 2000

7 Mercedes Drive
Montvale, New Jersey 07645

To Our Shareholders:

  We are pleased to inform you that on September 25, 2000, Bush Boake Allen Inc. (the "Company") entered into an Agreement and Plan of Merger (the "Merger Agreement") with International Flavors & Fragrances Inc., a New York corporation ("Parent"), and B Acquisition Corp., a Virginia corporation ("Offeror") and a wholly-owned subsidiary of Parent, pursuant to which Offeror has commenced a tender offer (the "Offer") to purchase all of the outstanding shares of common stock, par value $1.00 per share, of the Company (the "Shares") for $48.50 per Share in cash. The Offer is conditioned upon, among other things, there being validly tendered and not properly withdrawn prior to the expiration of the Offer that number of Shares which, together with any Shares then beneficially owned by Offeror or Parent, represents greater than 66 2/3% of Shares outstanding on a fully diluted basis (assuming the exercise of all outstanding options) on the date of purchase. International Paper Company ("IP") owns approximately 68% of the outstanding Shares and has agreed to tender its Shares into the Offer. The Merger Agreement provides that as soon as practicable following the satisfaction or waiver of the conditions set forth in the Merger Agreement, Offeror will be merged with and into the Company, with the Company continuing as the surviving corporation (the "Merger"), and those Shares that are not acquired in the Offer will be converted into the right to receive $48.50 per Share in cash.

  THE BOARD OF DIRECTORS OF THE COMPANY UNANIMOUSLY (1) DETERMINED THAT THE TERMS OF THE OFFER AND THE MERGER ARE ADVISABLE AND IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS, (2) APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, AND (3) RECOMMENDS THAT SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER. In arriving at its recommendation, the Board of Directors considered the factors described in the accompanying Schedule 14D-9 (the "Schedule 14D-9"). Included as Annex A to the Schedule 14D-9 is a written opinion to the Company's Board of Directors, dated September 25, 2000, of Credit Suisse First Boston Corporation ("CSFB"), the Company's financial advisor, to the effect that, as of that date and based on and subject to the matters described in such opinion, the $48.50 per Share cash consideration to be received in the Offer and the Merger by the holders of Shares was fair, from a financial point of view, to such holders (other than Parent and its affiliates). You are urged to read this opinion carefully in its entirety for a description of the assumptions made, procedures followed, matters considered and limitations on the review undertaken by CSFB in rendering its opinion.

  The accompanying Offer to Purchase sets forth all of the terms of the Offer. Additionally, the enclosed Schedule 14D-9 sets forth additional information regarding the Offer and the Merger relevant to making an informed decision. We urge you to read these materials carefully and in their entirety.

                                          Very truly yours,


                                          Julian W. Boyden
                                          Chairman, President and Chief
                                           Executive Officer